FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2004 & 2003

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2004 & 2003

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2004 & 2003

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004 & 2003

(Thousand Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	253,308,405	100	195,403,039	100

2	CURRENT ASSETS	60,411,770	24	41,681,510	21
3	CASH AND SHORT-TERM INVESTMENTS	20,499,003	8	10,717,647	5
4	ACCOUNTS RECEIVABLE, NET	24,530,998	10	17,677,290	9
5	OTHER ACCOUNTS RECEIVABLE, NET	5,887,859	2	2,781,621	1
6	INVENTORIES	1,355,505	1	945,367	0
7	OTHER CURRENT ASSETS	8,138,405	3	9,559,585	5
8	LONG - TERM	793,599	0	876,634	0
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	732,663	0	726,718	0
11	OTHER INVESTMENTS	60,936	0	149,916	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	151,988,780	60	127,344,984	65
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	412,351,970	163	315,612,653	162
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	264,166,228	104	189,156,079	97
17	CONSTRUCTIONS IN PROGRESS	3,803,038	2	888,410	0
18	DEFERRED ASSETS, NET	12,305,635	5	703,477	0
19	OTHER ASSETS	27,808,621	11	24,796,434	13

20	TOTAL LIABILITIES	145,480,706	100	111,619,833	100

21	CURRENT LIABILITIES	48,807,785	34	39,175,104	35
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,344,448	8	11,753,963	11
24	STOCK MARKET LOANS	850,000	1	9,559,635	9
25	TAXES PAYABLE	7,264,015	5	1,325,322	1
26	OTHER CURRENT LIABILITIES	28,349,322	19	16,536,184	15
27	LONG - TERM LIABILITIES	76,846,696	53	50,928,961	46
28	BANK LOANS	42,084,696	29	13,544,435	12
29	STOCK MARKET LOANS	34,762,000	24	37,384,526	33
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	18,101,653	12	21,515,768	19
32	OTHER LIABILITIES	1,724,572	1	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	107,827,699	100	83,783,206	100

34	MINORITY INTEREST	13,957,810	13	0	0
35	MAJORITY INTEREST	93,869,889	87	83,783,206	100
36	CONTRIBUTED CAPITAL	46,753,772	43	41,131,539	49
37	CAPITAL STOCK (NOMINAL)	295,811	0	302,730	0
38	RESTATEMENT OF CAPITAL STOCK	27,706,007	26	28,825,270	34
39	PREMIUM ON SALES OF SHARES	18,751,954	17	12,003,539	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	47,116,117	44	42,651,667	51
42	RETAINED EARNINGS AND CAPITAL RESERVE	85,840,003	80	83,132,681	99
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(66,220,487)	(61)	(64,095,920)	(77)
45	NET INCOME	27,496,601	26	23,614,906	28

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	20,499,003	100	10,717,647	100
46	CASH	1,093,127	5	1,144,609	11
47	SHORT-TERM INVESTMENTS	19,405,876	95	9,573,038	89

18	DEFERRED ASSETS, NET	12,305,635	100	703,477	100
48	AMORTIZED OR REDEEMED EXPENSES	3,193,161	26	617,395	88
49	GOODWILL	3,782,899	31	86,082	12
50	DEFERRED TAXES	5,329,575	43	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	48,807,785	100	39,175,104	100
52	FOREIGN CURRENCY LIABILITIES	11,544,448	24	19,945,518	51
53	MEXICAN PESOS LIABILITIES	37,263,337	76	19,229,586	49

24	STOCK MARKET SHORT-TERM SECURITIES	850,000	100	9,559,635	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	850,000	100	9,559,635	100

26	OTHER CURRENT LIABILITIES	28,349,322	100	16,536,184	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	28,349,322	100	16,536,184	100

27	LONG - TERM LIABILITIES	76,846,696	100	50,928,961	100
59	FOREIGN CURRENCY LIABILITIES	69,746,696	91	43,092,306	85
60	MEXICAN PESOS LIABILITIES	7,100,000	9	7,836,655	15

29	STOCK MARKET LONG-TERM SECURITIES	34,762,000	100	37,384,526	100
61	BONDS	34,762,000	100	37,384,526	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	18,101,653	100	21,515,768	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	18,101,653	100	21,515,768	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,724,572	100	0	100
68	RESERVES	1,724,572	100	0	0
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(66,220,487)	100	(64,095,920)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,591,711)	(21)	(13,591,715)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(52,628,776)	(79)	(50,504,205)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	11,603,985	2,506,406
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,724,572	0
74	EXECUTIVES (*)	121	133
75	EMPLOYEES (*)	24,620	11,337
76	WORKERS (*)	51,942	50,633
77	OUTSTANDING SHARES (*)	11,832,452,155	12,109,205,252
78	REPURCHASE OF OWN SHARES (*)	709,542,600	672,214,910

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	138,801,957	100	122,912,368	100
2	COST OF SALES AND SERVICES	73,027,440	53	62,989,632	51
3	GROSS INCOME	65,774,517	47	59,922,736	49
4	OPERATING COSTS	22,118,624	16	18,141,084	15
5	OPERATING INCOME	43,655,893	31	41,781,652	34
6	COMPREHENSIVE FINANCING COST	521,493	0	4,472,314	4
7	INCOME AFTER COMPREHENSIVE FINANCING COST	43,134,400	31	37,309,338	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	43,134,400	31	37,309,338	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	15,184,218	11	13,506,467	11
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	27,950,182	20	23,802,871	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(114,856)	0	(187,965)	0
13	INCOME FROM CONTINUOUS OPERATIONS	27,835,326	20	23,614,906	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	27,835,326	20	23,614,906	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	27,835,326	20	23,614,906	19
19	MINORITY INTEREST	338,725	0	0	0
20	MAJORITY INTEREST	27,496,601	20	23,614,906	19

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	138,801,957	100	122,912,368	100
21	DOMESTIC	120,513,660	87	120,467,161	98
22	FOREIGN	18,288,297	13	2,445,207	2
23	TRANSLATION INTO DOLLARS (***)	1,623,491	1	210,632	0

6	COMPREHENSIVE FINANCING COST	521,493	100	4,472,314	100
24	INTEREST EXPENSE	6,378,483	1,223	6,059,381	135
25	EXCHANGE LOSS	0	0	3,295,569	74
26	INTEREST INCOME	2,981,301	572	3,144,931	70
27	EXCHANGE GAIN	26,119	5	0	0
28	INCOME DUE TO MONETARY POSITION	(2,849,570)	(546)	(1,737,705)	(39)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	15,184,218	100	13,506,467	100
32	INCOME TAX	15,076,089	99	10,143,850	75
33	DEFERRED INCOME TAX	(2,714,066)	(18)	643,248	5
34	EMPLOYEE PROFIT SHARING	2,822,195	19	2,719,369	20
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	138,801,956	122,912,367
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	138,801,957	122,912,368
39	OPERATING INCOME (**)	43,655,893	41,781,652
40	NET INCOME OF MAJORITY INTEREST (**)	27,496,601	23,614,906
41	NET INCOME (**)	27,835,326	23,614,906

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,800,609	100	31,745,172	100
2	COST OF SALES AND SERVICES	21,817,439	53	16,135,894	51
3	GROSS INCOME	18,983,170	47	15,609,278	49
4	OPERATING COST	6,630,549	16	4,452,582	14
5	OPERATING INCOME	12,352,621	30	11,156,696	35
6	COMPREHENSIVE FINANCING COST	(1,185,221)	(3)	1,378,208	4
7	INCOME AFTER COMPREHENSIVE FINANCING COST	13,537,842	33	9,778,488	31
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	13,537,842	33	9,778,488	31
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,757,548	7	3,863,894	12
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	10,780,294	26	5,914,594	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(38,541)	0	(40,917)	0
13	INCOME FROM CONTINUOUS OPERATIONS	10,741,753	26	5,873,677	19
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	10,741,753	26	5,873,677	19
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	10,741,753	26	5,873,677	19
19	MINORITY INTEREST	315,031	1	0	0
20	MAJORITY INTEREST	10,426,722	26	5,873,677	19

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	40,800,609	100	31,745,172	100
21	DOMESTIC	30,614,441	75	30,747,476	97
22	FOREIGN	10,186,168	25	997,696	3
23	TRANSLATION INTO DOLLARS (***)	925,856	2	83,230	0

6	COMPREHENSIVE FINANCING COST	(1,185,221)	100	1,378,208	100
24	INTEREST EXPENSE	1,863,758	157	1,348,954	98
25	EXCHANGE LOSS	0	0	1,020,568	74
26	INTEREST INCOME	1,239,704	105	388,727	28
27	EXCHANGE GAIN	462,541	39	0	0
28	INCOME DUE TO MONETARY POSITION	(1,346,734)	(114)	(602,587)	(44)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,757,548	100	3,863,894	100
32	INCOME TAX	4,179,422	152	2,031,063	53
33	DEFERRED INCOME TAX	(2,224,436)	(81)	1,011,111	26
34	EMPLOYEE PROFIT SHARING	802,562	29	821,720	21
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2004 & 2003 -

(Thousand Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	27,835,326	23,614,906
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	20,348,233	22,598,642
3	CASH FLOW FROM NET INCOME FOR THE YEAR	48,183,559	46,213,548
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	12,761,591	(18,583,990)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	60,945,150	27,629,558
6	CASH FLOW FROM OUTSIDE FINANCING	(1,017,397)	(92,161)
7	CASH FLOW FROM OWN FINANCING	(14,723,221)	(20,044,823)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(15,740,618)	(20,136,984)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(35,423,176)	(10,728,226)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	9,781,356	(3,235,652)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,717,647	13,953,299
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	20,499,003	10,717,647

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	20,348,233	22,598,642
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	22,947,443	21,767,427
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(2,599,210)	831,215

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	12,761,591	(18,583,990)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	86,113	1,163,833
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(321,168)	284,775
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	4,647,925	(14,020,701)
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	8,348,721	(6,011,897)

6	CASH FLOW FROM OUTSIDE FINANCING	(1,017,397)	(92,161)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	47,685,539	37,301,415
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	377,782	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,958,880
27	(-) BANK FINANCING AMORTIZATION	(36,197,499)	(38,281,911)
28	(-) DEBT SECURITIES AMORTIZATION	(5,910,626)	(1,070,545)
29	(-) OTHER FINANCING AMORTIZATION	(6,972,593)	0

7	CASH FLOW FROM OWN FINANCING	(14,723,221)	(20,044,823)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,126,182)	(1,157,984)
31	(-) DIVIDENS PAID	(8,144,246)	(8,018,201)
32	+ PREMIUM ON SALE OF SHARES	6,748,415	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(12,201,208)	(10,868,638)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(35,423,176)	(10,728,226)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(12,736,615)	(39,701)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(18,885,802)	(11,653,246)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(3,800,759)	964,721

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Judged information

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	20.05%		19.21%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	29.29%		28.19%
3	NET INCOME TO TOTAL ASSETS ( **)	10.99%		12.09%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	34.49%		37.46%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.24%		7.36%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.55	times	0.63	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.91	times	0.97	times
8	INVENTORIES ROTATION (**)	53.87	times	66.63	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	45	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.08%		8.39%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.43%		57.12%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.35	times	1.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.88%		56.48%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.56%		39.99%
15	OPERATING INCOME TO INTEREST EXPENSE	6.84	times	6.90	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.95	times	1.10	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.06	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	1.04	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.42	times	0.37	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	42.00%		27.36%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.71%		37.60%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	9.19%		(15.12)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	9.55	times	4.56	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	6.46%		0.46%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	93.54%		99.54%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	53.31%		108.62%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Judged information

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	2.33		$1.95	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	2.33		$1.95	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	7.93		$6.92	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.69		$0.66	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.49	times	2.71	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.48	times	9.61	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Judged information

Consolidated

Final printing

---

Fourth Quarter 2004

Mexico City, February 3, 2005.

Consolidated Financial Results (in 2004, the results of the subsidiaries in Latin America are consolidated)

  In the fourth quarter, revenues increased 28.5% and 12.9% for the full year
  EBITDA increased 8.7% in the quarter and 4.8% for the twelve months
  Operating income increased 10.7% compared with the fourth quarter of 2003 and 4.5% for the full year
  Earnings per share in the fourth quarter were $0.88 pesos and $1.56 dollars per ADR

Revenues: At December 31, revenues for Telefonos de Mexico and its subsidiaries in Mexico and Latin America rose to 40,801 million pesos, an increase of 28.5% compared with the same period of 2003. For the twelve months, revenues increased 12.9%, totaling 138,802 million pesos.

Costs and Expenses: Operating costs and expenses totaled 28,448 million pesos, 38.2% higher than the fourth quarter of the previous year. For the twelve months, operating costs and expenses increased 17.3%, totaling 95,146 million pesos.

EBITDA and Operating Income: EBITDA rose to 18,384 million pesos in the fourth quarter, 8.7% higher than the same period of 2003 and the EBITDA margin was 45.1%. Operating income totaled 12,353 million pesos, an increase of 10.7%, and the margin was 30.3% in the quarter. For the twelve months, EBITDA and operating income totaled 66,603 million pesos and 43,656 million pesos, reflecting increases of 4.8% and 4.5%, respectively. The EBITDA margin was 48.0% and the operating margin was 31.5%.

Comprehensive Financing Cost (Product): Comprehensive financing cost was positive by 1,186 million pesos in the quarter. This result was due to a net interest charge of 624 million pesos, partially offset by an exchange gain of 463 million pesos resulting from the 1.3% appreciation of the peso to the US dollar (11.2648 pesos per dollar in 4Q04 vs. 11.4106 pesos per dollar in 3Q04) and the 7.1% appreciation of the Brazilian real to the US dollar (2.6544 reais per dollar in 4Q04 vs. 2.8586 reais per dollar in 3Q04), as well as for a monetary gain of 1,347 million pesos. At December 31, comprehensive financing cost was 521 million pesos, 88.3% lower than the same period of 2003.

In the fourth quarter, a credit of deferred taxes of 2,485 million pesos was charged due to the recognition of the annual gradual reduction of the income tax rate since January 2005.

Net Income: Net income rose to 10,427 million pesos in the fourth quarter, 77.5% higher than the same period of the previous year that was mainly due to the effect of the credit of 2,485 million pesos related to deferred taxes as well as for the variation of the comprehensive financing cost of 2,564 million pesos. For the twelve months, net income totaled 27,497 million pesos, 16.4% higher than the same period of 2003. The minority interest, primarily reflecting the 66.4% minority ownership in Embratel, was 315 million pesos. Earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.88 pesos, and earnings per ADR were 1.56 dollars.

Debt: Debt rose 30.8% to 7.993 billion dollars compared with 6.112 billion dollars at December 31, 2003 due to the consolidation of Embratel's debt of 1.219 billion dollars, to the syndicated bank loan that TELMEX obtained in July 2004 and the amortization of liabilities. Of total debt, 14.7% is short-term, 85.1% is in foreign currency (40.9% considering hedges), and 39.7% carries a fixed rate (53.4% considering interest rate swaps). At December 31, 2004, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2%, and currency hedges for 3.536 billion dollars, of which 91.1% is related to hedges of pesos to dollars and 8.9% to hedges of reais to dollars.

Of debt especially related to TELMEX Mexico, 6.2% is short-term, 88.5% is foreign denominated (40.7% considering hedges), and 39.8% carries a fixed rate (56.1% considering interest rate swaps). In the case of Embratel, 61.0% of its debt is short-term, 68.4% is foreign denominated (42.4% considering hedges) and 37.6% of the total has fixed rates.

Total Investment: At December 31, total investment was 1.635 billion dollars, of which 136 million dollars were used for the operations in Latin America.

Dividends: In December 2004, the quarterly dividend payment of 17 Mexican cents was made. The amount paid was 2,013 million pesos.

Repurchase of Shares

From October 1st to December 31st , 2004 the company repurchased 140.4 million of its own shares outstanding, representing 1.2% of outstanding shares at the beginning of the fourth quarter. From January to December, 709.5 million shares were repurchased.

Net liabilities

In 2004, the company's consolidated net liabilities increased by 1.591 billion dollars. This amount includes 902 million dollars from indebtedness of the Latin American companies

The analysis of net debt in 2004 should consider the capitalization of the convertible bond for 570 million dollars, the acquisition of companies for 1.166 billion dollars, investments in the telecommunications plant for 1.499 billion dollars in Mexico and 136 million dollars in Latin America, as well as the repurchase of the company's own shares for 1.150 billion dollars and dividend payments for the equivalent of 721 million dollars.

On January 27, 2005 the company sold two series of senior notes in aggregate amount of 1.3 billion dollars in two tranches of 650 million dollars each. One series maturing in 2010 and bearing interest of 4.75% and the other series maturing in 2015 and bearing interest at 5.50%.

Lines in service

Net line gain for the quarter was 355,798 as a result of 590,389 connections and 234,591 disconnections. At December 31st, there were 17,172,278 lines in service, an annual increase of 9.5%. Of the additions during the quarter, the prepaid system generated 48.4%, bringing the total of Multifon Hogar lines to 1,187,593, 85.8% more than the previous year and representing 6.9% of lines in service.

In the fourth quarter, digital services attained market penetration of 38.2% of lines in service, 3.2 percentage points higher than the same period of the previous year. At December 31, there were 7,252,166 free voice mails (Buzon TELMEX) in operation, an increase of 35.4% compared with the previous year and representing penetration of 42.2% of lines in service.

Local

During the quarter, 6,583 million local calls were made, an annual decrease of 1.7%. For the full year, total local traffic was 26,782 million calls, 0.6% higher than the same period of 2003.

Interconnection traffic totaled 8,089 million minutes during the quarter, 23.1% more than in the same period of the previous year. For the twelve months, interconnection traffic increased 17.4% compared with the same period of last year, totaling 30,271 million minutes.

Long Distance

In the fourth quarter, DLD traffic totaled 4,190 million minutes, 11.3% higher than the same period of 2003. For the twelve months, DLD traffic totaled 16,700 million minutes, an increase of 8.6% compared with the same period of the previous year.

ILD outgoing minutes increased 6.7%, totaling 413 million minutes. Incoming ILD minutes totaled 1,261 million minutes, 23.8% higher than the same period of 2003. The incoming-outgoing ratio was 3.1 compared with 2.6 last year. For the full year, ILD outgoing minutes totaled 1,676 million and incoming 4,580 million, providing increases of 7.9% and 54.8%, respectively, compared with the same period of 2003.

Corporate Networks

In the corporate data transmission market, 340,453 line equivalents were added during the fourth quarter, an annual increase of 45.2%, bringing the total to 3,327,293 line equivalents for data transmission at the end of December.

Internet

At December 31, Internet access accounts - both dial-up and broadband - rose to 1,741,296, an increase of 19.9% compared with the same period of the previous year. From October to December, 104,281 ADSL customers were added to the Prodigy Infinitum service. For the full year, there were 560,293 Prodigy Infinitum accounts in operation, 212.5% more than the same period of 2003.

Internet dial-up customers totaled 1,167,278 at year-end. Prodigy Hogar customers (paying for the service on a per minute basis), had 59,737 accounts.

Revenues: In the fourth quarter of 2004, total revenues from operations in Mexico totaled 31,560 million pesos, 0.6% lower than the same period of the previous year. For the twelve months, revenues for Mexico totaled 123,076 million pesos, an annual increase of 0.1%.

  Local: Revenues decreased 3.1%. Line increases were offset by the lack of growth in local traffic, producing a reduction in real terms in revenue per line. For the twelve months, these revenues decreased 1.1% compared with the same period of the previous year.

  DLD: Revenues decreased 6.1% in the fourth quarter due to the reduction of the rate per minute in real terms, which was not offset by higher traffic volume. For the twelve months, the decrease was 8.5%.

  ILD: Revenues increased 0.6% compared with the fourth quarter of 2003 due to the reduction of the rate per minute in real terms, partially offset by growth of international settlement due to more incoming traffic. For the twelve months, these revenues decreased 0.4%.

  Interconnection: Revenues increased 1.5% in the quarter as a result of higher traffic originated by long distance and cellular operators. For the twelve months, interconnection revenues increased 1.4% compared with the same period of 2003.

  Data transmission: Revenues related to data transmission services increased 13.6% in the fourth quarter due to the increase in the number of broadband users (Infinitum). For the twelve months, these revenues increased 13.9%.

  Other: Other revenues decreased 3.8% in the fourth quarter due to lower revenues from advertising in yellow pages. For the twelve months, these revenues increased 3.3%.

Costs and expenses: Costs and expenses totaled 19,670 million pesos in the fourth quarter, a decrease of 4.5% compared with the same period of 2003. For the twelve months, operating costs and expenses in Mexico totaled 79,761 million pesos, a decrease of 1.7% compared with the previous year.

  Cost of sales and services: The cost of sales and services increased 6.8% due to higher expenses originated by the expansion of the telephone plant and expenses related to maintenance of the data network. For the twelve months, these costs increased 1.1%.

  Commercial, administrative and general expenses: Commercial, administrative and general expenses decreased 2.7% in the quarter due to lower advertising expenses, commission payments and insurance savings. For the twelve months, these expenses decreased 0.7% compared with the previous year.

  Transport and interconnection: Transport and interconnection costs decreased 1.7% compared with the fourth quarter of the previous year, due to the decrease of termination traffic in the cellular network from Calling Party Pays that is the main component of this item. For the twelve months, these expenses increased 0.3%.

  Depreciation and Amortization: Depreciation and amortization decreased 21.3% due to the appreciation of the peso to the US dollar compared with the third quarter of 2004 and inflation increased 5.2% for the full year. The company's depreciation policy is based on the guidelines established in the fifth document as amended of Bulletin B-10 of the Mexican Institute of Public Accountants.

EBITDA and Operating Income: EBITDA and operating income totaled 16,423 million pesos and 11,890 million pesos, respectively, reflecting a decrease of 2.9% in EBITDA and an increase of 6.6% in operating income compared with 2003. In the quarter, the EBITDA margin decreased 1.3 percentage points and the operating margin increased 2.6 percentage points, reaching 52.0% and 37.7%, respectively.

For the full year, the EBITDA margin was 51.6%, similar to the previous year and totaled 63,502 million pesos, 0.1% lower than in 2003. The operating margin increased 1.2 percentage points to 35.2%, reflecting operating income of 43,315 million pesos, 3.7% higher than in 2003.

International Operations

Results based on Continuing Operations

The financial information presented here is calculated in the currency of each country, according to generally accepted accounting principles of the country where each subsidiary in Latin America operates and are based on continuing operations

The figures of the results include the adjustments by registered valuation since the acquisition date, that are considered in goodwill in TELMEX's Consolidated Financial Statements.

Brazil

Revenues from the operations in Brazil during the fourth quarter totaled 1,895.4 million reais, 1.0 lower than in 2003, of which 64% was related to long distance, mainly from Embratel, that decreased 7.8% in the quarter and 24% to data transmission services that increased 2.1%. Revenues from local services increased 82.7% compared with the fourth quarter of 2003 due to the incorporation of Vesper. Costs and expenses were 1,832.7 million reais in the fourth quarter, 6.2% higher than in 2003. Transport and termination of traffic represented 47% of total costs and expenses that decreased 2.6% in the quarter. In Embratel contingencies for 214 million reais were recognized related to labor, civil and fiscal contingencies. Additionally, At year-end, the probable contingencies balance was 477 million reais compared with a balance of 74 million reais last year. Also, income before income tax decreased 65 million reais due to other charges and credits related to the agreements with telecommunications operators, Brasil Telecom and Telemar, the impairment of Vesper's telephone plant and an adjustment in the pension fund of the company. Specifically, depreciation of TELMEX Brasil was due to an impairment of the value of the telephone plant of 200.7 million reais. This charge was reflected in the income statement below the operating profit line. Operating income in the quarter was 62.6 million reais producing an operating margin of 3.3%. EBITDA for the quarter was 346.4 million reais, 29.2% lower than the same period of 2003, representing a margin of 18.3%.

Argentina

Revenues from the operations in Argentina during the fourth quarter totaled 70.0 million Argentinean pesos, 26.8% higher than in 2003. Specifically, the data business increased 23.0%; the voice business increased 12.1%. Operating costs and expenses increased 3.0% and totaled 71.0 million Argentinean pesos in the quarter. In particular, depreciation in the quarter decreased 44.5% due to an impairment of the value of the telephone plant of 289.4 million Argentinean pesos. This charge was reflected in the income statement below the operating profit line. In the quarter, there was an operating loss of 1.0 million Argentinean pesos. EBITDA for the quarter was 9.3 million Argentinean pesos, 92.9% higher than the same period of 2003 producing a margin of 13.2%.

Chile

Revenues from the operations in Chile during the fourth quarter totaled 14,730.6 million Chilean pesos, 0.4% higher than the previous year. The data business increased 18.0%, that partially offset the decrease of 1.2% of local revenues. Costs and expenses were 16,020.5 million Chilean pesos in the quarter, 16.6% lower than in 2003 of which transport and interconnection increased 10.0%, partially offset by a valuation of 43.0% in depreciation in the quarter and affected the value of the telephone plant which decreased 39,090.4 million Chilean pesos. This valuation was registered in TELMEX Chile Holdings, S.A. balance sheet that is a TELMEX subsidiary. The loss in operating income was 1,289.9 million Chilean pesos in the fourth quarter that compares with an operating loss of 4,536.1 million Chilean pesos last year. EBITDA totaled 1,169.3 million Chilean pesos with a margin of 7.9% in the quarter.

Colombia

Revenues from these operations during the fourth quarter totaled 22,159.0 million Colombian pesos, 12.8% higher than in 2003. Costs and expenses were 20,014.2 million Colombian pesos, 10.7% lower than in 2003, of which 27% was related to transport and interconnection that increased 1.9%. Depreciation in the quarter decreased 27.6% as a result of a lower valuation in the value of the telephone plant, which decreased 20,153.6 million Colombian pesos. Colombian Accounting Principles indicate that this reduction must be faced, in the case that it exists, against the surplus in the valuation of the asset. In the case of TELMEX Colombia, this criteria was observed. Commercial, administrative and general expenses decreased 16.0% compared with the fourth quarter of the previous year. Operating income for the quarter totaled 2,144.8 million Colombian pesos compared with an operating loss of 2,768.8 million Colombian pesos in the same period of last year. The operating margin was 9.7%. EBITDA totaled 7,895.8 million Colombian pesos in the quarter, 52.7% more than the same period of last year producing a margin of 35.6%.

Peru

Revenues from operations in Peru during the fourth quarter totaled 38.3 million new soles, 3.2% higher than the previous year. The voice business increased 8.8%. Costs and expenses in the quarter increased 38.8% due to the increase of 35.7% in transport and interconnection costs, as well as for higher depreciation charges. The telephone plant was reduced in 21.8 million new soles due to the valuation of depreciation. According to Peruvian Accounting Principles, the effect of this valuation had a non-recurring impact in depreciation of the period that increased 118.1% in the quarter. The operating loss was 20.8 million new soles. If the extraordinary charge was eliminated, operating income would have been 1 million new soles. EBITDA totaled 9.0 million new soles producing a margin of 23.6%.

Annex 1

Based on Condition 7-5 of the Amendments of the Concession Title, the commitment to present the accounting separation of the local and long distance services is presented below for 2003 and 2004.

Local Service Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% yoy	12 months 2004	12 months 2003	% yoy
Revenues
Access, rent and measured service	13,525	13,984	(3.3)	55,825	56,510	(1.2)
Recovery of LADA special projects	69	532	(87.0)	1,786	2,026	(11.8)
LADA interconnection	1,069	1,007	6.2	4,318	3,834	12.6
Interconnection with operators	352	328	7.3	1,437	1,119	28.4
Interconnection with cellular	4,312	4,271	1.0	17,283	17,357	(0.4)
Other	2,228	2,414	(7.7)	8,899	9,094	(2.1)
Total	21,555	22,536	(4.4)	89,548	89,940	(0.4)

Costs and expenses
Cost of sales and services	5,671	5,086	11.5	21,057	19,709	6.8
Commercial, administrative and general	3,315	3,478	(4.7)	14,821	14,993	(1.1)
Interconnection	3,163	3,198	(1.1)	12,936	12,910	0.2
Depreciation and amortization	3,043	4,003	(24.0)	13,523	14,797	(8.6)
Total	15,192	15,765	(3.6)	62,337	62,409	(0.1)

Operating income	6,363	6,771	(6.0)	27,211	27,531	(1.2)

EBITDA	9,406	10,774	(12.7)	40,734	42,328	(3.8)
EBITDA Margin (%)	43.6	47.8	(4.2)	45.5	47.1	(1.6)
Operating Margin (%)	29.5	30.0	(0.5)	30.4	30.6	(0.2)

Long Distance Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues
Domestic long distance	4,068	4,312	(5.7)	16,396	18,013	(9.0)
International long distance	2,244	2,109	6.4	7,930	7,772	2.0
Total	6,312	6,421	(1.7)	24,326	25,785	(5.7)

Costs and expenses
Cost of sales and services	1,112	1,046	6.3	4,593	4,756	(3.4)
Commercial, administrative and general	1,399	1,464	(4.4)	4,933	5,288	(6.7)
Interconnection to the local network	939	942	(0.3)	3,871	3,654	5.9
Cost of LADA special projects	54	494	(89.1)	1,588	1,916	(17.1)
Depreciation and amortization	596	661	(9.8)	2,776	2,931	(5.3)
Total	4,100	4,607	(11.0)	17,761	18,545	(4.2)

Operating income	2,212	1,814	21.9	6,565	7,240	(9.3)

EBITDA	2,808	2,475	13.5	9,341	10,171	(8.2)
EBITDA Margin (%)	44.5	38.5	6.0	38.4	39.4	(1.0)
Operating Margin (%)	35.0	28.3	6.7	27.0	28.1	(1.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousand Pesos)

Judged information

Consolidated

Final printing

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1. Description of the business and significant accounting policies

I. Description of business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru.

TELMEX obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies of TELMEX at December 31, 2004 and 2003 is as follows:

		Equity investment at December 31,
Company	Country	2004	2003
Subsidiaries:
Controladora de Servicios de
Telecomunicaciones, S.A. de C.V.	Mexico	100.0	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Latam Telecomunicaciones LLC	U.S.A.	100.0	100.0
Embratel Participacoes S.A	Brazil	90.3
Empresa Brasileira de Telecomunicações S.A.	Brazil	90.3[1]
Star One S.A.	Brazil	72.2[2]
Telmex do Brasil Ltda.	Brazil	100.0
Telmex Chile Holding S.A.	Chile	100.0
Telmex Corp (previously Chilesat Corp S.A.)	Chile	99.3
Techtel LMDS Comunicaciones
Interactivas, S.A.	Argentina	83.4
Telmex Argentina S.A.	Argentina	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	83.4
Telmex Colombia S.A.	Colombia	100.0
Telmex Perú S.A.	Perú	100.0

Corresponds to controlling interests

2 Indirect controlling interest

1. Description of the business and significant accounting policies (continued)
	Country	Equity investment at December 31, 2004	Equity investment at December 31, 2003
Associated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
Technology and Internet LLC	U.S.A.	50.0	50.0

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last four years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, which include voice and data transmission, and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (Anatel). Both concessions expire in December 31, 2005. Embratel's concession for domestic and international long-distance services may be renewed for an additional 20 years and Star One's concession for satellite use may be renewed for an additional 15 years, subject to certain restrictions. In June 2003, Anatel announced the general terms and conditions under which the licenses will be renewed. Both companies formally notified Anatel of their approval of such terms and conditions and expressed their intention to renew the concessions. The companies have not yet received renewals on the agreements, though management is certain that such concessions will be renewed subject to certain rules.

The rest of the countries operate under concessions and government licenses.

II. Significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

2.

1. Description of the business and significant accounting policies (continued)

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and subsidiaries (see Note 1). All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountant (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption other comprehensive income items.

b) Recognition of revenues

Revenues are recognized as they accrue and are subject to management's estimates at the date of the financial statements to the accompanying financial statements.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

3.

1. Description of the business and significant accounting policies (continued)

b) Recognition of revenues (continued)

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties and include costs of Ps. 1,212,960 and Ps. 1,677,282 in 2004 and 2003, respectively.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operations, cellular telephone companies and local service operations networks with the Telmex local network.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from corporate networks are those related to data transmission services. Revenues form prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. The restatement factor applied to the financial statements for the year ended December 31, 2003 was 1.0519 corresponding to the percentage inflation for the period January 1 through December 31, 2004 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are mainly depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 d).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The restated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

4.

1. Description of the business and significant accounting policies (continued)

c) Recognition of the effects of inflation on financial information (continued)

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 13,591,715, and of the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption Other comprehensive income items.

The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities.

Bulletin B-12, Statement of Changes in Financial Position, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically of time deposits in financial institutions with original maturities of 90 days or less.

Marketable securities are represented by equity securities and corporate bonds for trading and instrument available for sale. Both are stated at market value. Change in the fair value of instruments classified as available for sale are included in comprehensive income caption of stockholders' equity through the time they are sold (see paragraph t).

e) Hedging instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives including interest-rate swaps and short-term currency exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered, as required by Bulleting C-2, Financial Instrument, issued by the MIPA (see Note 8).

5.

1. Description of the business and significant accounting policies (continued)

f) Allowance for doubtful accounts

The Company's policy with respect to the allowance for doubtful accounts is basically to provide for accounts receivable more than 90 days old.

g) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

h) Goodwill

Goodwill represents the excess purchase price paid for shares of acquired companies over the fair value of the acquired net assets. Goodwill is being amortized using the straight-line method over periods of from 5 to 20 years (see paragraph t).

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Bulletin C-15, Accounting for the Impairment or Disposal of Long-lived Assets, issued by the MIPA in March 2003.

Such Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related assets, which is defined as the difference between the assets' fair value and its carrying amount. An impairment loss is recognized if the net carrying amount of the assets exceeds the recovery value.

The application of this new pronouncement had no material effect on the Company's financial position or on its results of operations.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited to income of the year.

k) Labor obligations

Pension, seniority premiums and medical assistance costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

6.

1. Description of the business and significant accounting policies (continued)

l) Liability provisions

Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments issued by the MIPA went into effect on January 1, 2003. This Bulletin establishes the rules for valuing, presenting and disclosing both liabilities and provisions. This pronouncement also establishes the specific rules for valuing and disclosing contingent assets and liabilities. It includes also the rules for disclosing commitments contracted by the Company in its day-to-day activities.

The initial accumulated effect of applying this accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of 2003 of Ps. 748,489 (net of deferred taxes).

m) Income tax and employee profit sharing

The Company recognizes deferred taxes using the liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued or the income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

n) Comprehensive income

In conformity with Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive income consists of current year net income plus the effects of deferred taxes, labor obligations, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets and changes in the value of instruments classified as available for sale applied directly to stockholders' equity.

o) Earnings per share

The Company determined earnings per share by dividing net income majority interest by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican accounting Bulletin B-14, Earnings per share.

7.

1. Description of the business and significant accounting policies (continued)

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from those estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad and geographically diverse customer base.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the services provided and the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment (see Note 18).

s) Financial instruments with characteristics of liabilities, equity or both

Requirements of Bulletin C-12, Accounting for Certain Financial Instruments with Characteristics of liabilities, equity or both, issued by the MIPA went into effect on January 1, 2004. The objective of Bulletin C-12 is to specify the differences between liabilities and equity. This Bulletin C-12 also establishes the rules for classifying and valuing the initial recognition of the components of liabilities and equity of combined financial instruments, as well as the rules for disclosing information about such instruments. The application of this new accounting pronouncement on the Company's convertible debt resulted in no change in the accounting treatment given such instruments (see Note 8).

t) New accounting pronouncements

The new accounting pronouncements which go into effect in 2005, are as follows:

Business acquisitions

In May 2004, the MIPA issued Mexican accounting Bulletin B-7, Business Acquisitions. The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. This Bulletin addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using the purchase method. It also eliminates the option of amortizing goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control.

8.

1. Description of the business and significant accounting policies (concluded)

t) New accounting pronouncements (continued)

Management believes that the adoption of this accounting pronouncement will give rise to a decrease in the Company's operating expenses for 2005 of approximately Ps. 200,000, derived from the proscribed amortization of goodwill.

Financial instruments

In April 2004, the MIPA amended Mexican accounting Bulletin C-2, Financial Instruments. The amendments establish changes in the rules for valuing instruments classified as available-for-sale at their fair value and, unlike the previous Bulletin C-2, require the disclosure of such instruments at fair value in stockholders' equity. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of this pronouncement is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. The Company has adopted the requirements of this new accounting pronouncement, which gave rise to a charge to stockholders' equity, as part of comprehensive income, of Ps. 1,104,876.

Financial instruments derived from hedging activities

In April 2004, the MIPA issued Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities. The observance of this pronouncement is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is recommended. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

9.

1. Description of the business and significant accounting policies (continued)

t) New accounting pronouncements (continued)

Labor Obligations

In January 2004, the MIPA issued the revised accounting Bulletin D-3, Labor Obligations. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called other post-retirement benefits and the reduction and early extinguishment of such benefits, thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to Employee termination pay. The observance of these new rules is compulsory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company's financial position or on its results of operations.

u) Reclassifications

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with 2004.

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2004 and 2003 is as follows:

	At December 31, 2004		At December 31, 2003
	Cost	Market Value	Cost	Market value
Marketable Securities
Shares	Ps. 619,894	Ps. 209,633	Ps. 2,056,195	Ps. 731,712
Corporate bonds	60,262	117,839	4,975,478	7,005,689
	680,156	327,472	7,031,673	7,737,401
Instruments available for sale
MCI shares	6,923,149	5,818,273
Total	Ps. 7,603,305	Ps. 6,145,745	Ps. 7,031,673	Ps. 7,737,401

Marketable securities

On April 21, 2004, the Company converted US$ 597.9 million (market value) in bonds issued by MCI Inc. (MCI) (nominal value of US$ 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code.

10.

2. Marketable Securities and Instruments Available for Sale (continued)

At December 31, 2004, the net unrealized loss on marketable securities was Ps. 352,684 (a net unrealized gain of Ps. 705,728 in 2003). In 2004, the conversion of MCI bonds gave rise to a realized gain of Ps. 2,015,880, which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion. The realized loss on the sale of shares in 2004 was Ps. 1,389,454 (Ps. 690,476 in 2003).

Instruments available for sale

At December 31, 2004, the Company held 25.6 million MCI shares. The unrealized loss on instruments available for sale in 2004 was Ps. 1,104,876, which was recognized as a charge to stockholders' equity in comprehensive income. In 2004, TELMEX received dividends from MCI in the amount of US$ 20.5 million. At February 28, 2005, the market value of this investment is Ps. 6,467,082.

In January and February 2005, MCI received purchase proposals from both Verizon Communications, Inc. and Qwest Communications International, Inc. The stockholders of MCI are in the process of evaluating both proposals.

Subsequent event

On April 9, 2005 TELMEX and other related entities have entered into an agreement to sell to Verizon Communications, Inc (Verizon) the shares of MCI, Inc (MCI) that they hold. The sale agreement provides that Verizon will pay US$25.72 in cash per share of MCI common stock. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

In addition, these selling shareholders also have the right to receive from Verizon a complementary cash payment to the extent the trading value of Verizon'z common stock is greater than US$35.52 during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement.

3. Accounts Receivable

Accounts receivable consist of the following:

	2004	2003
Subscribers	Ps. 35,929,186	Ps. 19,983,933
Net settlement receivables	2,480,476	738,036
Related parties	488,364	433,466
Other	2,919,019	1,610,118
	41,817,045	22,765,553
Less:
Allowance for doubtful accounts	11,398,188	2,306,642
Total	Ps. 30,418,857	Ps. 20,458,911

11.

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Beginning balance at January 1	Ps. 2,306,642	Ps. 2,027,023
Effect of acquired companies	9,470,123
Increase through charge to expenses	1,852,483	1,017,606
Increase through charge to other accounts	284,236	426,710
Charges to allowance	(2,515,296)	(1,164,697)
Ending balance at December 31	Ps. 11,398,188	Ps. 2,306,642

4. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2004	2003
Telephone plant and equipment	Ps. 317,434,811	Ps. 253,978,311
Land and buildings	41,168,685	30,403,586
Computer equipment and other assets	53,748,474	31,230,756
	412,351,970	315,612,653
Less:
Accumulated depreciation	264,166,228	189,156,079
Net	148,185,742	126,456,574
Construction in progress and advances to equipment suppliers	3,803,038	888,410
Total	Ps. 151,988,780	Ps. 127,344,984

Included in plant, property and equipment are the following assets held under capital leases:

	2004	2003
Assets under capital leases	Ps. 4,178,863	Ps. 4,462,735
Less accumulated depreciation	1,473,849	1,119,498
	Ps. 2,705,014	Ps. 3,343,237

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated at December 31, 2004 and 2003 in each different country, as follows:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

12.

4. Plant, Property and Equipment (conclude)

  The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2004, approximately 61% (57% in 2003) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2004 and 2003, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2004	2003
Telephone plant and equipment	Ps. 356,327,094	Ps. 284,034,275
Land and buildings	41,168,685	30,403,586
Computer equipment and other assets	57,604,185	33,194,910
	455,099,964	347,632,771
Less:
Accumulated depreciation	301,335,591	218,239,664
Net	153,764,373	129,393,107
Construction in progress and advances to equipment suppliers	3,799,602	887,378
Total	Ps. 157,563,975	Ps. 130,280,485

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to costs and expenses was Ps. 22,602,381 in 2004 and Ps. 21,561,390 in 2003.

5. Licenses

An analysis of licenses and amortization as of December 31, 2004 and 2003 is as follows:

	2004	2003
Investment	Ps. 3,575,429	Ps. 862,231
Accumulated amortization	382,268	244,836
Net	Ps. 3,193,161	Ps. 617,395

In May 1998, TELMEX acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 663,572. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 198,659. These costs are being amortized over a period of twenty years.

13.

5. Licenses (conclude)

Amortization expense in each year was Ps. 43,112.

In 2004, as a result of the Company's acquisition of foreign entities, TELMEX acquired software licenses and license for use of point to point and point to multi-point links, which are being amortized in periods from 5 to 29 years. Amortization expense for these licenses for 2004 was Ps. 89,777.

An analysis of changes in this item during 2004 is as follows:

	Balance at January 1 2004	Effect of acquired companies	Changes for the year	Balance at December 31 2004
Investment	Ps. 862,231	Ps. 2,579,514	Ps. 133,684	Ps. 3,575,429
Accumulated amortization	244,836		137,432	382,268
Net	Ps. 617,395	Ps. 2,579,514	Ps. (3,748)	Ps. 3,193,161

6. Equity Investments

I. Investments in associated companies

a) An analysis of the equity investment in affiliated and other companies at December 31, 2004 and 2003, together with a brief description is as follows:

	2004	2003
Equity investments in:
Grupo Telvista, S.A. de C.V.	Ps. 385,954	Ps. 449,703
Technology and Internet, LLC	196,963	228,989
Other	210,682	197,942
	Ps. 793,599	Ps. 876,634

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, the Company made a capital contribution to this company in the amount of Ps. 52,773 so as to maintain its historical percentage equity interest.

TELMEX holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

14.

6. Equity Investments (continued)

Total equity investments in affiliated companies during 2003 aggregated approximately US$ 3 million, mostly engaged in telecommunications companies. Goodwill generated on these investments was not material.

TELMEX's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps. 114,856 in 2004 (charge of Ps. 187,965 in 2003).

II. Investments in subsidiaries

During 2004, the Company acquired several Latin American subsidiaries. The results of operations of the new subsidiaries were incorporated in the financial statements of TELMEX starting a month later of acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel (1) and Metrored April and June	Assets of ATT February	Total
Current assets	Ps. 13,001,044	Ps. 17,335,254	Ps. 558,005	Ps. 624,787	Ps. 166,381	Ps. 828,402
Fixed assets	23,235,982	25,121,450	768,529	777,341	438,494	1,914,453
Licensees		2,326,238			64,135	175,337
Less:
Current liabilities	6,641,208	15,287,055	931,344	1,005,394	239,997	380,694
Long-term liabilities	26,725,817	10,051,806	372,248	378,645	244,964	274,797
Fair value of net assets acquired	2,870,001	19,444,081	22,942	18,089	184,049	2,262,701
% of equity acquired	100%	14.31%	40%	59.28%	85.99% (2)	100%
Net assets acquired	2,870,001	2,782,448	9,177	10,723	158,259	2,262,701	8,093,309
Amount paid	4,505,920	3,059,362	592,663	875,298	1,262,018	2,210,590	12,505,851
Goodwill generated	1,635,919	276,914	583,486	864,575	1,103,759	(52,111)	4,412,542
Less: Goodwill charged to stockholders' equity					562,057		562,057
Goodwill generated, net	1,635,919	276,914	583,486	864,575	541,702	(52,111)	3,850,485
Amortization of the period	32,172	1,149	16,537	21,750	7,029	(11,051)	67,586
Goodwill, net	Ps. 1,603,747	Ps. 275,765	Ps. 566,949	Ps. 842,825	Ps. 534,673	Ps. (41,060)	Ps. 3,782,899

(1) The figures of Techtel are presented at book value.

(2) This is the weighted average of the 80% and 95% equity interest acquired by Techtel and Metrored, respectively.

The Company determined the fair value of fixed assets by means of an appraisal performed by independent experts based on the value in use of each asset.

15.

6. Equity Investments (continued)

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for US$400 million all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of US$ 271.6 million, acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

In December 2004, the Board of Directors' of Embrapar approved an increase in the company's capital stock of approximately US$ 700 million. Depending on market conditions at the time, TELMEX expects to exercise its right to subscribe the Embrapar shares to which it is entitled in accordance with Brazilian law in an amount ranging from US$ 210 million to US$ 700 million based on the amount subscribed by other investors. TELMEX is under no obligation to buy shares.

Subsequent event

On March 16 and April 8, 2005, TELMEX subscribed US$231.5 million during the initial meeting to increase Embrapar's capital stock, increasing its ownership to 94.9% of the voting shares and 48.6% of the outstanding shares. In addition, TELMEX expects to exercise its right to subscribe the remaining unsubscribed shares in subsequent meetings that will take place during the period from April 15 to May 3; the outcome could increase its equity interest in Embrapar.

Chilesat (Chile)

In April 2004 TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for US$ 47 million. Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for US$ 67 million an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, TELMEX acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for US$ 75 million, and the remaining 20% equity interest was acquired from Intelec, S.A. for US$ 25 million. Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to retained earnings.

16.

6. Equity Investments (continued)

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was
US$ 12 million.

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was
US$ 196.3 million.

Net

TELMEX agreed with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), to acquire an equity interest in Net Serviços de Comunicações S.A. ("Net"), which is the largest cable television operator in Brazil. Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

TELMEX and Globo have agreed that, subject to the closing of Net's debt restructuring on specified terms and the satisfaction of other conditions, TELMEX will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. ("GB"), a special-purpose company that will own 51% of the common shares of Net and (b) purchase additional common or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in March 2005. The total cost of these transactions will be between US$ 250 million and US$ 370 million. The Company's total direct and indirect equity interest in Net will be between 30% and 60%.

Subsequent event

On February 1, 2005, TELMEX purchased from Globo 7.3% of the voting shares of Net for which it paid US$ 20.3 million. On March 21, 2005, the Company completed the transactions, subject to the parchase agreement with Globo, investing US$290.6 million, increasing TELMEX's equity interest to 36.6% of the voting shares and 7.9% of the non-voting preferred shares, which represent 19.6% of the Net outstanding shares at the end of the increasing stockholders equity process, additionally to the indirect interest in common shares of Net, through GB. It was also agreed with Globo the TELMEX would acquired all the shares that would be offered during the increasing stockholders equity process and that would be not subscribed by a third party, by a public offering of o.35 reais per share.

17.

6. Equity Investments (continued)

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2004 and 2003 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and the immediately preceding year and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited Pro Forma Combined Financial Data for the years ended December 31
	2004	2003
Operating revenues	Ps. 159,422,418	Ps. 161,254,582
Net majority income	27,574,919	24,004,183
Earnings per share (in Mexican pesos)
Basic	2.307	1.927
Diluted	2.299	1.875

7. Employee Pensions and Seniority Premiums

Mexico

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled Ps. 1,649,066 in 2004, and
Ps. 8,410,768 in 2003. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

18.

7. Employee Pensions and Seniority Premiums (continued)

The most important information related to labor obligations is as follows:

Analysis of the net period cost:

	2004	2003
Labor cost	Ps. 2,511,593	Ps. 2,439,654
Financial cost of projected benefit obligation	5,610,044	5,189,241
Projected return on plan assets	(5,781,889)	(4,800,811)
Amortization of past service costs	1,203,609	1,203,609
Amortization of variances in assumptions	796,623	1,114,195
Net period cost	Ps. 4,339,980	Ps. 5,145,888

Projected benefit obligation:

	2004	2003
Present value of labor obligations:
Vested benefit obligations	Ps. 46,653,645	Ps. 41,155,445
Unvested benefit obligations	45,021,379	38,653,817
Current benefit obligations	91,675,024	79,809,262
Effect of salary projection	3,769,906	4,628,360
Projected benefit obligations	Ps. 95,444,930	Ps. 84,437,622

Change in projected benefit obligations:

	2004	2003
Projected benefit obligations at beginning of year	Ps. 84,437,622	Ps. 77,705,293
Labor cost	2,511,593	2,439,654
Financial cost on projected benefit obligations	5,610,044	5,189,241
Actuarial loss	7,703,907	3,475,005
Payments	(4,818,236)	(4,371,571)
Projected benefit obligations at end of year	Ps. 95,444,930	Ps. 84,437,622

Change in plan assets:

	2004	2003
Established fund at beginning of year	Ps. 83,500,760	Ps. 64,827,670
Return on plan assets	5,781,889	4,800,811
Actuarial gain	9,394,134	5,461,511
Contributions to trust fund	1,649,066	8,410,768
Established fund at end of year	Ps. 100,325,849	Ps. 83,500,760

19.

7. Employee Pensions and Seniority Premiums (continued)

Asset for employee pensions and seniority premiums:

	2004	2003
Projected benefits in excess (short of) plan assets	Ps. 4,880,919	Ps. (936,862)
Unamortized actuarial loss	15,614,910	18,101,760
Transition liability	4,853,673	6,026,108
Past services and changes in plan	273,099	304,273
Projected net asset	Ps. 25,622,601	Ps. 23,495,279

At December 31, 2004 and 2003, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 8,650,825 and
Ps. 3,691,498, respectively. In conformity with Mexican accounting Bulletin D-3, Labor Obligations, the balance sheets show a net projected asset of Ps. 25,622,601 and
Ps. 23,495,279 in 2004 and 2003, respectively.

En 2004, the net actuarial gain of Ps. 1,690,227 was derived primarily from an actuarial gain of Ps. 9,394,134, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as and an actuarial loss of Ps. 7,703,907, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plans mortality rates.

In 2003, the net actuarial gain of Ps. 1,986,506 was derived primarily from an actuarial gain of Ps. 5,461,511, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of Ps. 3,475,005 attributable to the increase in the projected benefit obligation due primarily to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year.

The rates used in the actuarial studies as of December 31, 2004 and 2003 were as follows:

	2004	2003
	%	%

Discount of labor obligations:
Long-term average	5.82	5.85
Increase in salaries:
Long-term average	0.94	0.96
Annual return on fund	6.82	6.84

At December 31, 2004, 55.6% (59.4% in 2003) of plan assets were invested in fixed-income securities and the remaining 44.4% (40.6% in 2003) in variable-yield securities.

20.

7. Employee Pensions and Seniority Premiums (continued)

Brazil

The Company has established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2004 for such plans are as follows:

2004
Pension plan (DPB)	Ps. 195,038
Medical assistance plan (MAP)	790,714
Defined contribution plan (DCP)	738,820
Total	Ps. 1,724,572

Pension amounts are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos - Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined benefits and medical assistance plans

An analysis of the net period cost for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Labor cost	Ps. 246	Ps. 34
Financial cost of benefit obligations	193,217	57,623
Projected return on plan assets	(194,439)	(11,327)
Amortization of variances in assumptions	1,226	3,819
Net period cost	Ps. 250	Ps. 50,149

An analysis of the projected benefit obligations and medical assistance plan at December 31, 2004 and 2003 is as follows:

21.

7. Employee Pensions and Seniority Premiums (continued)
	DBP	MAP
Present value of labor obligations:
Vested benefit obligations	Ps. 4,655,303	Ps. 1,556,447
Unvested benefit obligations	8,844	6,234
Current benefit obligations	4,664,147	1,562,681
Effect of salary projection
Projected benefit obligation and obligation under medical assistance plan	Ps. 4,664,147	Ps. 1,562,681

An analysis of the changes in the projected benefit obligations and medical assistance plan for the five-month period ended December 31, 2004 is as follows:

	DBP	MAP
Projected benefit obligations and medical assistance plan at August 1, 2004	Ps. 4,465,159	Ps. 1,405,210
Labor cost	246	34
Financial cost on projected benefit obligations	193,217	57,623
Actuarial loss	179,488	119,896
Payments	(173,963)	(20,082)
Projected benefit obligations and medical assistance plan at end of period	Ps. 4,664,147	Ps. 1,562,681

An analysis of the changes in plan assets for the five-month period ended December 31, 2004 is as follows

	DBP	MAP
Established fund (balance at August 1, 2004)	Ps. 4,893,237	Ps. 255,113
Return on plan assets	194,439	11,327
Actuarial gain	79,160	1,663
Payments from trust fund	(173,963)	(20,082)
Established fund at end of period	Ps. 4,992,873	Ps. 248,021

An analysis of assets for the pension plan and medical assistance plan at December 31, 2004 is as follows:

22.

7. Employee Pensions and Seniority Premiums (continued)
	DBP	MAP
Plan assets in excess (short of) projected benefit obligations and medical assistance plan	Ps. 328,726	Ps. (1,314,661)
Transition liability	9,430
Unamortized actuarial loss (gain)	(533,194)	523,947
Projected net liability	Ps. (195,038)	Ps. (790,714)

In 2004, the net actuarial loss of Ps. 100,328 in the DBP and Ps. 118,233 in the MAP is due principally to the actuarial losses of Ps. 179,488 and Ps. 119,896, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of Ps. 79,160 and Ps. 1,663, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

The rates used in the actuarial studies were as follows:

%
Discount of labor obligations:
Long-term average	11.3
Increase in salaries:
Long-term average	5.0
Annual return on fund	11.3
Annual inflation
long-term average	5.0

At December 31, 2004, 77.8% of plan assets are represented by fixed-yield instruments, 13.9% by variable-yield instruments and the remaining 8.3% by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2004, the balance of the obligation of the DCP Ps. 738,820.

23.

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities from 2005 to	Balance at December 31,
	2004	2003		2004	2003
Debt denominated in U.S. dollars:
Consolidated except Embratel:
Convertible debt		4.2%			Ps. 9,559,635
Bonds	6.7%	6.7%	2008	Ps. 28,162,000	29,547,871
Banks	3.4%	2.2%	2014	37,332,880	20,671,408
Suppliers' credits	3.8%	2.1%	2007	224,411	666,302
Financial leases	4.1%	2.2%	2011	1,183,438	2,162,325
Mexican Government	3.6%	2.0%	2006	51,871	108,422
Total				66,954,600	62,715,963
Debt of Embratel denominated in U.S. dollars :
Bonds	11.0%		2008	3,097,820
Banks	5.3%		2013	5,519,912
Suppliers' credits	8.4%		2007	74,054
Financial leases	13.6%		2006	71,582
Total debt denominated in U.S. dollars				75,717,968	62,715,963
Debt denominated in Mexican pesos:
Domestic senior notes ("Certificados Bursatiles")	9.9%	8.3%	2012	7,450,000	7,836,655
Banks	9.0%	6.3%	2007	1,300,000	1,367,470
Financial leases		6.5%			610
Total debt denominated in Mexican pesos				8,750,000	9,204,735
Debt denominated in Brazilian reales:
Banks	15.0%		2008	87,098
Financial leases	19.7%		2007	12,951
Commercial paper	18.0%		2005	4,243,821
Total debt denominated in Brazilian reales				4,343,870
Debt denominated in other currencies:
Banks	5.4%		2017	720,248
Financial leases	8.3%		2027	200,759
Suppliers' credits	2.0%	2.0%	2022	308,299	321,861
Total debt denominated in other currencies				1,229,306	321,861
Total debt				90,041,144	72,242,559
Less short-term debt and Current portion of long-term Debt excluding Embratel				4,821,023	21,313,598
Embratel				8,373,425
Long-term debt				Ps. 76,846,696	Ps. 50,928,961

24.

8. Long-term Debt (continued)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2004 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.3% (6.2% at December 31, 2003), and 7.2% including Embratel.

Convertible debt

On June 11, 1999, the Company issued US$ 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2004 and 2003, TELMEX repurchased US$ 424.7 million of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of US$ 5 million to 3,417,540 series "L" shares. On the maturity date, the outstanding balance on the debentures was US$ 570.3 million, which was amortized as follows: US$ 569.8 million was converted to 385,285,200 shares at a ratio of 33.8110 ADR's (one ADR equals 20 series "L" shares) per US$ 1 thousand in principal and US$ 0.5 million was repaid in cash. Interest accrued on the debentures was Ps. 748,558 in 2004 (Ps. 731,582 in 2003).

Bonds:

  On January 26, 2001, TELMEX issued senior notes for US$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for US$ 500 million with similar characteristics. In 2004, accrued interest on the bonds was Ps. 1,513,187 (Ps. 1,502,756 in 2003).

  On November 19, 2003, TELMEX issued senior notes for US$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In 2004, accrued interest on the bonds was Ps. 550,690 (Ps. 90,856 in 2003).

Syndicated loan

On July 15, 2004 the Company entered into syndicated loan agreements for US$ 2,425 million structured into two tranches. The first loan is for US$ 1,525 million, has a three-year maturity and bears interest at the LIBOR plus 0.45%. The second loan is for US$ 900 million, has a five-year maturity and bears interest at the LIBOR plus 0.525%. The balance of these loans is included under Banks (U.S. dollar denominated liabilities).

25.

8. Long-term Debt (continued)

Domestic senior notes

At December 31, 2004, TELMEX has placed domestic senior notes ("Certificados Bursatiles") for a total of Ps. 7,450,000 million under the Ps. 10,000 million program authorized by the National Banking and Securities Commission.

Lines of credit

At December 31, 2004, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2004 totaled approximately Ps. 2,331,100, at a floating interest rate of approximately LIBOR plus 49 basis points at the time of use. At December 31, 2004, Embratel has unused lines of credit in the amount of US$ 143,515 that bear 3.5% interest at the time of use.

Prepaid debt

During 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, in the amount of approximately US$ 948 million.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel prepaid approximately US$ 558 million, thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (Interbank certificate of deposit) plus 4%. Such loans were paid using proceeds from issuing commercial paper and from other financing obtained during the fourth quarter 2004. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program.

Embratel also repaid early US$ 22 million in other debt not included in the refinancing program that bore annual interest of approximately the LIBOR plus 3.5%.

In November 2004, Embratel issued R$1,000 million in promissory notes (commercial paper) to substitute the local debt agreed on in the 2003 debt refinancing plan. Such notes represent 102.3% of the ICD and have 180-day maturities that may be rolled over for additional 180-day terms. Also, during the last quarter of 2004, Embratel obtained loans in the amount of US$ 165 million with one-year maturities that bear annual interest at the LIBOR plus 1.2%.

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2004, the Company has complied with such restrictive covenants.

26.

8. Long-term Debt (continued)

An analysis of the foreign currency denominated debt at December 31, 2004 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2004 (in units)	Mexican peso Equivalent
U.S. dollar	6,721,643	Ps. 11.26	Ps. 75,717,968
Brazilian real	1,023,575	4.24	4,343,870
Other currencies			1,229,306
Total			Ps. 81,291,144

Long-term debt maturities at December 31, 2004 are as follows:

Year	Excluding Embratel	Embratel	Total
2006	Ps. 19,217,898	Ps. 699,778	Ps. 19,917,676
2007	25,137,303	676,378	25,813,681
2008	17,575,082	3,431,674	21,006,756
2009	6,683,503	191,101	6,874,604
2010 onward	2,879,185	354,794	3,233,979
Total	Ps. 71,492,971	Ps. 5,353,725	Ps. 76,846,696

Subsequent event

On January 27, 2005, TELMEX made a bond placement of US$ 1,300 million divided into two issuances of US$ 650 million each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.50 annual interest. Interest is payable semi-annually. On February 22, such placements were reopened and the bonds issued were increased to US$ 950 and US$ 800 million, respectively.

In January and February 2005, TELMEX repurchased a total of US$ 218.7 million (nominal value) of its own bonds for US$ 1,500 million. Such bonds mature in January 2006. The difference between the repurchase price and the nominal value of the bonds is US$ 10.3 million.

27.

8. Long-term Debt (continued)

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2004, the Company entered into short-term exchange rate hedges which, at December 31, 2004, cover liabilities of US$ 3,220 million (US$ 585 million in 2003). In 2004, the Company recognized a charge of Ps. 499,679 (credit of Ps. 826,886 in 2003) to results of operations for these hedges corresponding to exchange differences.

To offset its exposure to financial risks, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive 182-day "TIIE" interbank rate and the treasury certificate (CETES) rate for contracts in Mexican pesos and to pay fixed rates on the amount determined by applying agreed interest rates to the base amount. The effect of interest-rate swaps was recorded in results of operations.

At December 31, 2004, the Company had interest-rate swaps for a total base amount of Ps. 12,390 million. The Company had interest-rate swaps for a total base amount of US$ 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of US$ 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2003, the Company had interest-rate swaps for a total base amount of Ps. 12,390 million and US$ 1,200 million. In the year ended December 31, 2004, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 418,632 (Ps. 481,054 in 2003). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of Ps. 1,012,210.

The subsidiary Embratel also uses financial instruments with banks (swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans and interest. Such hedges cover the amounts of Brazilian real necessary to pay exchange rate fluctuations on foreign currency denominated liabilities. At December 31, 2004, the Company paid liabilities of US$ 323.9 million. Under these contracts, Embratel recognized during the period from August through December 2004 a charge of Ps. 767,817 corresponding to exchange differences.

9. Deferred Credits

Deferred credits consist of the following at December 31, 2004 and 2003:

	2004	2003
Advance billings	Ps. 1,912,632	Ps. 1,236,327
Advances from subscribers and others	154,433	101,102
Total	Ps. 2,067,065	Ps. 1,337,429

28.

10. Accounts Payable

An analysis is as follows:

	December 31
	2004	2003
Suppliers	Ps. 12,424,874	Ps. 6,602,325
Sundry creditors	2,739,192	1,345,098
Link services	715,960	11,164
Related parties	1,842,524	1,739,970
Other	272,166	211,291
	Ps. 17,994,716	Ps. 9,909,848

11. Foreign Currency Position and Transactions

a) At December 31, 2004 and 2003, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
		Exchange rate		Exchange rate
	2004	at December 31, 2004	2003	at December 31, 2003
Assets:
U.S. dollar	1,305	Ps. 11.26	1,252	Ps. 11.24
Argentinean peso	107	3.79
Brazilian real	3,060	4.24
Chilean peso	20,168	0.02
Colombian peso	10,433	0.0047
Peruvian sol	80	3.43
Liabilities:
U.S. dollar	7,485	Ps. 11.26	5,434	Ps. 11.24
Argentinean peso	62	3.79
Brazilian real	3,512	4.24
Chilean peso	33,733	0.02
Colombian peso	13,277	0.0047
Peruvian sol	11	3.43
Euro	61	14.17	23	Ps. 14.16

29.

11. Foreign Currency Position and Transactions (continued)

At February 28, 2005, exchange rates are as follows:

Currency	Exchange rate (Ps.)

U.S. dollar	11.10
Argentinean peso	3.78
Brazilian real	4.21
Chilean peso	0.02
Colombian peso	0.0048
Peruvian sol	3.41
Euro	14.72

b) In the years ended December 31, 2004 and 2003, TELMEX had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million of dollars
	2004	2003
Net revenues	U.S.$ 1,623	U.S.$ 211
Operating costs and expenses	1,353	106
Interest income	70
Interest expense	409	361

12. Commitments and Contingencies

Commitments

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2004, the Company had the following commitments under non-cancelable leases:

Year ended December 31,
2005	Ps. 972,637
2006	362,186
2007	33,372
2008	32,216
2009	32,089
2010 and thereafter onward	240,605
Total	1,673,105
Less interest	204,375
Present value of minimum net rental payments	1,468,730
Less current portion	921,836
Long-term obligation at December 31, 2004	Ps. 546,894

30.

12. Commitments and Contingencies (continued)

b) At December 31, 2004, the Company has non-cancelable commitments of
Ps. 9,389,669 (Ps. 8,764,530 in 2003) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 9,059,660 in 2004 and Ps. 3,944,213 in 2003.

c) At December 31, 2004 the Company has outstanding letters of credit for approximately Ps. 122,436 (Ps. 167,000 in 2003), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

31.

12. Commitments and Contingencies (continued)

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately Ps. 330 million (historical amount) in both taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2005. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel and Star One

Brazilian value-added goods and services tax (ICMS)

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, considered by the subsidiary Embratel as partially or entirely exempt or nontaxable. Amounts of approximately Ps. 368,000 are considered as probable losses in the cases and were duly provided for in the subsidiary's financial statements. Amounts considered as corresponding to claims in which the lawyer's consider Embratel will prevail are approximately Ps. 3,793,000. As a result, such amount have not been provided for.

In July 2002, the subsidiary Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately
Ps. 1,001,000. These assessments refer to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately Ps. 84,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces little risk of losing these above-mentioned suits and consequently, has not provided for such amounts in its financial statements.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

32.

12. Commitments and Contingencies (continued)

Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of Ps. 1,219,000 approximately for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to approximately Ps. 273,000.

As a result of an unfavorable ruling of the administrative defense contesting this assessment, the Company requested a writ of mandamus, which was initially rejected by the court. However, such ruling was subsequently modified so as to reflect a favorable decision for Embratel. Based on the opinion of the subsidiary's management and its legal advisors, who consider the probability of loss as unlikely, the related amounts of the suits have not been provided for.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately Ps. 675,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss and no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a claim against Embratel amounting approximately Ps. 1,451,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced to approximately Ps. 934,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A final decision was made by the first administrative level and the remaining restated amount is approximately Ps. 1,004,000.

33.

12. Commitments and Contingencies (continued)

Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, Ps. 700,060 (restated) has been provided for possible unfavorable rulings. For other litigation totaling Ps. 62,809, Embratel provided guarantee deposits of Ps. 45,982. According to the Company's external lawyers, although the Company's arguments in this case are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2004 and 2003, the Company had the following significant transactions with related parties:

	2004	2003
Investment and expenses
Purchase of materials, inventories and fixed assets (1)	Ps. 5,885,234	Ps. 4,028,643
Acquisition of 60% of Techtel	874,580
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	3,156,263	3,999,089
Payment of CPP interconnection fees (3)	10,318,946	9,510,571
Revenues
Sale of materials and other services (4)	989,070	685,776
Sale of long distance and other telecommunications services (5)	4,318,212	3,577,668

(1) In, 2004 includes Ps. 3,792,497 (Ps. 2,490,625 in 2003) for fiber optic and satellite network services with a subsidiary of the Condumex group.

34.

13. Related Parties (continued)

(2) In 2004, includes Ps. 828,172 (Ps. 817,320 in 2003) for insurance premiums with Seguros Inbursa, S.A., which, in turn, provides reinsurance to most of its third parties, and Ps. 128,506 (Ps. 140,119 in 2003) for security trading fees paid to Inversora Bursátil, S.A. as well as Ps. 334,083 (Ps. 344,734 in 2003) for fees paid for administrative and operating services to technology partners.

(3) Interconnection expenses under the "Calling Party Pays" program (CPP); outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil.

(4) Includes Ps. 243,304 in 2004 (Ps. 130,791 in 2003) from the sale of construction materials to a subsidiary of the Condumex group.

(5) Revenues from billings an América Móvil's subsidiaries.

At December 31, 2004, TELMEX had amounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of Ps. 138,688 and Ps. 990,353, respectively (Ps. 271,567 and Ps. 868,961 in 2003). Embratel had a loan from a subsidiary of Grupo Financiero Inbursa for Ps. 563,240.

TELMEX purchases materials and services from several subsidiaries of Grupo Carso, S.A. de C.V. and América Móvil, S.A. de C.V. Additionally, Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries provide banking and insurance services to TELMEX. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies.

14. Provisions

The following are the main provisions for the Company, wich are included as part of the caption Accrued liabilities.

The activity in provisions for other contractual employee benefits for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Beginning balance at January 1	Ps. 934,413	Ps. 1,136,345
Effect of acquired companies	136,943
Increase through charge to expenses	3,365,827	3,339,111
Charges to provision	(3,281,625)	(3,541,043)
Ending balance at December 31	Ps. 1,155,558	Ps. 934,413

35.

14. Provisions (continued)

The activity in the provision for vacations for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Beginning balance at January 1	Ps. 1,095,700
Effect of acquired companies	317,290
Increase through charge to expenses	1,556,507	Ps. 1,448,972
Increase through charge to other accounts		1,095,700
Charges to provision	(1,547,817)	(1,448,972)
Ending balance at December 31	Ps. 1,421,680	Ps. 1,095,700

The activity in provisions for Embratel's contingencies for the period from August through December 2004, is as follows:

2004
Balance at the date of purchase	Ps. 2,024,691
Increase through charge to expenses	78,167
Charges to provision	(77,430)
Ending balance at December 31	Ps. 2,025,428

15. Stockholders' Equity

a) At December 31, 2004, capital stock is represented by 11,832 million common shares issued and outstanding with no par value, representing the Company's fixed capital (12,109 million in 2003). An analysis is as follows:

	2004	2003
4,063 million Series "AA" shares (4,136 in 2003)	Ps. 14,476,409	Ps. 14,736,706
252 million Series "A" shares (265 in 2003)	1,052,998	1,104,545
7,517 million Series "L" shares with limited voting rights (7,708 in 2003)	12,472,411	13,286,749
Total	Ps. 28,001,818	Ps. 29,128,000

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

36.

15. Stockholders' Equity (continued)

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the percentage of capital stock represented by the shares acquired.

At meetings held on November 30, 2004, March 1, 2004 and April 29, 2003, the stockholders approved an increase of Ps. 8,000,000, Ps. 12,000,000 and Ps. 7,601,474 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 9,384,119, Ps. 12,001,362 and Ps. 10,000,000 (historical), respectively.

During 2004, the Company acquired 707.8 million Series "L" shares for Ps. 13,860,547 (historical cost of Ps. 13,482,173) and 1.7 million Series "A" shares for Ps. 33,036 (historical cost of Ps. 32,134).

During 2003, the Company acquired 668.3 million Series "L" shares for Ps. 12,007,515 (historical cost of Ps. 11,197,226) and 3.9 million Series "A" shares for Ps. 70,720 (historical cost of Ps. 65,805).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 388.7 million Series "L" shares (see Note 8).

e) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by decreasing net income for the year, by comprehensive financing costs, net of income tax and employee profit sharing derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

37.

15. Stockholders' Equity (continued)

An analysis is as follows:

	2004	2003
Earnings per basic share:
Net majority income	Ps. 27,496,601	Ps. 23,614,906
Weighted average number of shares issued and outstanding (millions)	11,953	12,454
Earnings per basic share (in pesos)	Ps. 2.300	Ps. 1.896
Earnings per diluted share:
Net majority income	Ps. 27,496,601	Ps. 23,614,906
Comprehensive financing cost (net of income tax and employee profit sharing)	480,406	559,020
Adjusted income	Ps. 27,977,007	Ps. 24,173,926
Weighted average number of shares issued and outstanding (millions)	11,953	12,454
Add:
Potentially dilutive shares	249	647
Weighted average number of diluted shares issued and outstanding (millions)	12,202	13,101
Earnings per diluted share (in pesos)	Ps. 2.293	Ps. 1.845

f) At December 31, 2004, other accumulated comprehensive income items include the deficit from the restatement of stockholders' equity, net of deferred taxes, effect of securities available for sale and effect of translation of foreign entities of
Ps.(65,884,933), Ps.(1,104,876) and Ps. 769,322, respectively (deficit from the restatement of stockholders' equity, net of deferred taxes Ps. (64,095,920 in 2003).

g) On March 9, 2005, the Company announced that on April 28, 2005, submit for consideration of the Extraordinary and the Annual Shareholders' meeting, among other matters, a proposal to: (i) restructure the number of "AA", "A" and "L" outstanding shares, through a two-for-one stock "split", and (ii) increase in Ps.6,000,000, in addition to the maximum authorized amount for the acquisition of own shares.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. and the subsidiaries acquired during the year are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit (Hacienda) authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. to that of Carso Global Telecom, S.A. de C.V. (controlling company of TELMEX) starting in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Teléfonos de México, S.A. de C.V. or its subsidiaries, nor in their ceasing to consolidate for tax purposes.

38.

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

b) The 1.8% asset tax, which is a minimum income tax, is payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2004 and 2003 was Ps. 2,706,462 and
Ps. 3,004,233, respectively. In both years TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2004	2003
Current year	Ps. 15,076,089	Ps. 10,143,851
Deferred tax, net of related monetary position gain of Ps. 1,148,898 (Ps. 868,088 in 2003)	(228,929)	643,248
Effect of change in statutory rate	(2,485,137)
Total	Ps. 12,362,023	Ps. 10,787,099

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31,
	2004%	2003%
Statutory income tax rate	33.0	34.0
Effect of change in rate	(5.9)
Depreciation	(0.5)	(0.6)
Financial cost	0.1	(4.0)
Other	0.9	(0.5)
Effective tax rate for Mexican operations	27.6	28.9
Income and costs of foreign subsidiaries	1.1
Effective tax rate	28.7	28.9

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved, starting in 2005 until the rate reaches 28% in 2007. The effect of such rate reduction represented a credit to the results of operations for 2004 of Ps. 2,485,137.

The temporary differences, on which the Company (excluding the new Latin American subsidiaries) recognized deferred taxes in the years ended December 31, 2004 and 2003, were as follows:

39.

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)
	2004	2003
Deferred tax asset:
Allowance for doubtful accounts and slow- moving inventories	Ps. 695,565	Ps. 785,103
Tax loss carryforwards	77,679	5,915
Advance billings	351,664	346,123
Liability reserves	925,290	688,330
	2,050,198	1,825,471
Deferred tax liability:
Fixed assets	(12,037,402)	(15,268,850)
Inventories	(404,448)	(393,501)
Licenses	(134,164)	(156,403)
Net projected asset	(7,166,712)	(7,519,427)
Prepayments	(409,125)	(3,058)
	(20,151,851)	(23,341,239)
Net deferred tax, (liability)	Ps. (18,101,653)	Ps. (21,515,768)

At December 31, 2004, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 26,694,100 and Ps. 58,952,931, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences, on which the new Latin American subsidiaries recognized deferred taxes in the years ended December 31, 2004 were as follows:

2004
Deferred tax asset:
Fixed assets	Ps. 1,044,800
Allowance for doubtful accounts	2,654,421
Tax loss carryforwards	1,501,764
Advance billings	65,020
Liability reserves	775,121
6,041,126
Deferred tax liability:
Licenses	(662,485)
Inventories	(49,066)
(711,551)
Net deferred tax, asset	Ps. 5,329,575

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. Employee profit sharing is computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

40.

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meetings held on February 6, 2001, TELMEX introduced a stock option plan for its officers for which up to 50 million Series "L" shares. From September 2001 through December 2004, 31,416,905 shares were exercised. Of the 50 million Series "L" shares approved by the stockholders, 18,583,095 have still not been exercised.

Subsequent event

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services and in2004 starting operating in two geographical segments: Mexico and Latin America. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones, corporate networks, internet, directories and other services. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos with purchasing power at December 31, 2004)

	Mexico
	Local service	Long distance	Other segments	Latin America (1)	Adjustments	Consolidated total
At December 31, 2004
Revenues:
External revenues	Ps. 78,271	Ps. 24,326	Ps. 20,423	Ps. 15,782		Ps. 138,802
Intersegment revenues	11,277		1,188		Ps. (12,465)
Depreciation and amortization	13,523	2,776	3,888	2,760		22,947
Operating income	27,211	6,565	9,539	341		43,656
Segment assets	239,719	48,355	43,061	87,206		418,341

At December 31, 2003
Revenues:
External revenues	Ps. 78,870	Ps. 25,785	Ps. 18,257			Ps. 122,912
Intersegment revenues	11,070		1,192		Ps. (12,262)
Depreciation and amortization	14,797	2,931	4,039			21,767
Operating income	27,531	7,240	7,011			41,782
Segment assets	227,882	48,767	41,153			317,802

41.

18. Segments (conclude)

(1) Revenues of the recently acquired Latin American subsidiaries derive principally from long-distance services.

Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

19. Generally accepted accounting principles in the United States reconciliation

'The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (''U.S. GAAP''). The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, consist of the accounting for pension plan costs, deferred income taxes and deferred employee profit sharing (deferred taxes), and the restatement of plant, property and equipment. Other differences are the accounting for interest on assets under construction, accrued vacation costs and the effect of derivated instruments.

'The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost- based financial reporting for both Mexican and U.S. accounting purposes.

'A summary reconciliation of net income, comprehensive income and total stockholders' equity between Mexican and U.S.GAAP, is as follows:

	2004	2003
Net income as reported under Mexican GAAP	Ps. 27,835,326	Ps. 23,614,906
Total U.S. GAAP adjustments, net	399,327	(781,638)
Net income under U.S. GAAP	28,234,653	22,833,268
Other comprehensive income	232,241	11,167,876
Comprehensive income under U.S. GAAP	Ps. 28,466,894	Ps. 34,001,144

Weighted average common shares outstanding (in millons):
Basic	11,953	12,454
Diluited	12,202	13,101
Net income per share under U.S. GAAP (in pesos):
Basic	Ps. 2.362	Ps. 1.833
Diluited	Ps. 2.353	Ps. 1.786

Total stockholders' equity under Mexican GAAP	Ps.107,827,699	Ps. 83,783,206
Total U.S. GAAP adjusment, net	(17,315,591)	(6,590,911)
Total stockhoders' equity under U.S. GAAP	Ps. 90,512,108	Ps. 77,192,295

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Judged information

Consolidated

Final printing

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COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE

SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100.00	16,374,507	30,957,387
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00	1,040,903	7,452,474
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00	702,096	3,263,984
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00	28,636	534,659
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00	49	60
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00	769,645	880,228
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100.00	137,877	170,830
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00	19,397	120,947
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00	1,240	70,448
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100.00	54	1,412
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00	4,602	30,262
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00	4,944	76,107
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00	75,279	922,358
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	82,819
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	195,756
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00	13	2,842
17	Telmex International, Inc.	Holding Company in the U S A.	5	100.00	220,153	263,946
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100.00	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100.00	142,445	269,192
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00	360,533	574,327
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100.00	6,755,961	7,457,803
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,477,798,600	100.00	447,298	705,485
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100.00	62	72
24	Teninver, S.A. de C.V.	Managment of yellow pages	9,108,921	100.00	409,687	856,541
25	Latam Telecomunicaciones, L.L.C.	Telecommunications services	100	100.00	13,149,799	13,496,836
26	Financial Ventures, L.L.C.	Investments in all types of businesses	1,000	100.00	6,719,137	8,086,064
27	Telcoser, S.A. de C.V.	Investments in all types of businesses	14,176,389	100.00	14,176,389	14,480,453
28	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100.00	998,867	1,253,860
29	Fintel Holdings, L.L.C.	Investments in all types of businesses	100	100.00	99	101
	TOTAL INVESTMENT IN SUBSIDIARIES				62,755,369	92,207,257

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50.00	974,989	196,963
2	Technology Fund I, LLC	Communication services	500	50.00	20,898	17,711
3	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	385,954
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,418
5	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	24,617

	TOTAL INVESTMENT IN ASSOCIATES				1,615,666	732,663
	OTHER PERMANENT INVESTMENTS					60,936
	T O T A L					93,000,856

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	1 Year	Year	Year	Years	Years	Years	Years or more	Year	Year	Years	Years	Years	Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/05	3.78	0	0	0	0	0	0	0	0	0	19,324	0	0	0	0
BANAMEX AG. NY (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	4,050	4,049	0	0	0
BANCA SERFIN AG.NY (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	2,116	2,117	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/07	3.53	0	0	0	0	0	0	0	0	0	181,208	181,208	181,207	0	0
BCO INTERNACIONAL, SAG(1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	5,149	5,149	0	0	0
BCO SANTANDER CH NY (1)	22/12/08	2.98	0	0	0	0	0	0	0	0	0	31,830	31,830	31,830	6,246	3,066
BANK OF AMERICA (1)	14/04/06	3.03	0	0	0	0	0	0	0	0	0	121,697	20,808	0	0	0
BANK OF AMERICA (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	25,424	25,425	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/05	3.78	0	0	0	0	0	0	0	0	0	97,569	0	0	0	0
CITIBANK, N.A. (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	79,941	79,940	0	0	0
CITIBANK, N.A. (1)	15/07/07	3.23	0	0	0	0	0	0	0	0	0	0	0	17,178,820	0	0
CITIBANK, N.A. (1)	15/07/09	3.31	0	0	0	0	0	0	0	0	0	0	0	0	5,069,160	5,069,160
DEXIA BANK (1)	31/12/14	3.78	0	0	0	0	0	0	0	0	0	278,751	278,751	278,751	199,903	453,594
EXPORT DEVELOPMENT C. (1)	22/04/09	3.33	0	0	0	0	0	0	0	0	0	385,409	306,459	53,122	22,585	5,898
GOLDMAN SACHS INT. (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	1,081	1,081	0	0	0
JAPAN BANK INT. COOP. (1)	10/10/11	3.66	0	0	0	0	0	0	0	0	0	965,573	965,574	965,573	965,574	2,896,586
NATEXIS BANQUE (2)	31/03/22	2.00	0	0	0	0	0	0	0	0	0	22,679	22,679	22,679	22,679	217,584
SOCIETE GENERALE PARIS (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	4,455	4,455	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/06	3.59	0	0	0	0	0	0	0	0	0	4,738	4,738	0	0	0
SOCIETE GENERALE PARIS (1)	14/05/07	3.53	0	0	0	0	0	0	0	0	0	21,533	869	15	0	0
BANAMEX, S.A. (1)	27/06/05	3.78	0	0	0	110,107	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	3.68	0	0	0	127,031	130,864	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	3.78	0	0	0	248,034	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/08/05	8.95	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/06	3.59	0	0	0	13,254	13,253	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/07	9.18	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/06	3.66	0	0	0	301,854	155,277	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/06	3.59	0	0	0	25,935	25,936	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) y (7)	30/06/13	11.31	0	0	0	0	0	0	0	0	0	7,609,782	250,649	238,744	150,441	335,667
VARIAS INSTITUCIONES (2)	05/08/27	9.16	0	0	0	0	0	0	0	0	0	855,924	509,365	462,940	3,305,368	427,028
TOTAL BANKS			800,000	500,000	0	826,215	325,330	0	0	0	0	10,718,233	2,695,146	19,413,681	9,741,956	9,408,583

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/06	8.25	0	0	0	0	0	0	0	0	0	0	16,897,200	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/08	4.50	0	0	0	0	0	0	0	0	0	0	0	0	11,264,800	0
CERT. BURSAT TLMX 02-2(5)	10/02/05	9.81	850,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 02 (6)	09/02/07	9.46	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/12	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(6)	26/10/07	9.56	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			850,000	6,600,000	0	0	0	0	0	0	0	0	16,897,200	0	11,264,800	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			28,349,322	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			28,349,322	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			29,999,322	7,100,000	0	826,215	325,330	0	0	0	0	10,718,233	19,592,346	19,413,681	21,006,756	9,408,583

 NOTES:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  TIIE plus margin
  CETES plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 2.7806 at December 31, 2004
  TIIE at 28 days is equivalent to 8.9500 at December 31, 2004
  TIIE at 91 days is equivalent to 9.1100 at December 30, 2004
  CETES at 91 days is equivalent to 8.8100 at December 30, 2004
  CETES at 182 days is equivalent to 8.6600 at December 30, 2004

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2004 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,721,643	11.2648
EURO (EUR)	61,100	15.3201
BRAZILIAN REAL (BRL)	1,023,575	4.2438

E.- There are other liabilities in foreign currency for an equivalent amount of P. 293,284 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSAND	THOUSAND	THOUSAND	THOUSAND	THOUSAND
	DOLLARS	PESOS	DOLLARS	PESOS	PESOS
TOTAL ASSETS	1,304,924	14,699,710	1,253,626	14,121,846	28,821,556

LIABILITIES	7,484,758	84,314,307	1,496,459	16,857,313	101,171,620
SHORT-TERM LIABILITIES	1,381,331	15,560,419	1,405,904	15,837,229	31,397,648
LONG-TERM LIABILITIES	6,103,427	68,753,888	90,555	1,020,084	69,773,972
NET BALANCE	(6,179,834)	(69,614,597)	(242,833)	(2,735,467)	(72,350,064)

 NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the quarter, as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	11.2648
EURO	15.3201
CHILEAN PESO	0.0203
ARGENTINEAN PESO	3.7897
BRAZILIAN REAL	4.2438
PERUVIAN SOL	3.4320
COLOMBIAN PESO	0.0048

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	39,624,973	85,658,395	46,033,422	0.62	285,407
FEBRUARY	39,882,677	83,525,438	43,642,761	0.60	261,857
MARCH	40,488,616	86,043,360	45,554,744	0.34	154,886
APRIL	40,758,086	86,616,943	45,858,857	0.15	68,788
MAY	36,597,526	86,863,622	50,266,096	(0.25)	(125,665)
JUNE	36,821,957	86,283,761	49,461,804	0.16	79,139
JULY	35,424,831	81,927,729	46,502,898	0.26	120,908
AUGUST	44,671,285	94,908,995	50,237,710	0.62	311,474
SEPTEMBER	45,109,555	92,544,768	47,435,213	0.83	393,712
OCTOBER	47,098,008	97,864,636	50,766,628	0.69	350,290
NOVEMBER	53,726,277	102,823,710	49,097,433	0.85	417,328
DECEMBER	54,961,610	102,212,943	47,251,333	0.21	99,228
ACTUALIZATION :	0	0	0	0.00	52,798
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	499,089
OTHER	0	0	0	0.00	(119,669)
TOTAL					2,849,570

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Judged information

Consolidated

Final printing

---

FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Judged information

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Judged information

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS
LOCAL SERVICE				56,021,047
LONG DISTANCE SERVICE				19,000,777
INTERCONNECTION				18,719,107
CORPORATE NETWORKS				13,283,645
INTERNET				7,818,109
OTHERS				5,670,975
TOTAL				120,513,660

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				2,633,386
LOCAL SERVICE				932,072
LONG DISTANCE SERVICE				13,945,190
INTERCONNECTION				479,920
CORPORATE NETWORKS				0
INTERNET				0
OTHERS				297,729
TOTAL				18,288,297
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

ITEM	Thousand Mexican Pesos
	4th. Quarter 04 Oct-Dec	% of Advance	Amount used 2004	Budget 2004	% of Advance

DATA	952,685	30.9	2,821,844	3,082,007	91.6
INTERNAL PLANT	1,241,442	35.4	3,507,638	3,506,865	100.0
OUTSIDE PLANT	1,732,702	35.2	4,749,970	4,925,817	96.4
TRANSMISSION NETWORK	1,773,995	44.6	3,790,983	3,979,679	95.3
SYSTEMS	392,473	62.8	599,456	624,669	96.0
OTHERS	1,020,964	32.4	1,850,591	3,153,882	58.7

TOTAL INVESTMENT TELMEX MEXICO	7,114,261	36.9	17,320,482	19,272,919	89.9

LATINOAMERICA	946,282	33.7	1,565,320	2,806,954	55.8

TOTAL INVESTMENT	8,060,543	36.5	18,885,802	22,079,873	85.5

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

Judged information

Consolidated

Final printing

---

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountant (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption other comprehensive income items.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Judged information

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.02500		252,228,494	0		252,228,494	6,306
AA	0.02500		4,063,417,276	0	4,063,417,276	0	101,585
L	0.02500		7,516,806,385	0		7,516,806,385	187,920
TOTAL	0.02500		11,832,452,155	0	4,063,417,276	7,769,034,879	295,811	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	11,832,452,155
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	709,542,600	19.64220		19.75880

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Judged information

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Judged information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	JAMES	W.	CALLAWAY

BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	C.P.	HUMBERTO	GUTIERREZ	OLVERA Z.
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2004

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Judged information

Consolidated

Final printing

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DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, May 3, 2005.

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